BAKER & MCKENZIE
東京青山・青木・狛法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Koma Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2 chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

SEC Mail Processing
Section

NOV 03 2008

Washington, DC
110

October 31, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

08005799

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Summary of Business Results for the Second Quarter ended September 30, 2008 dated October 31, 2008

Thank you very much for your attention.

PROCESSED
NOV 14 2008
THOMSON REUTERS

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

Washington, DC
110

Summary of Business Result for the Second Quarter ended September 30, 2008

(for the First Half of Fiscal Year ending March 31, 2009)

Date: October 31, 2008

Company name	BELLUNA CO., LTD.	Registered on the TSE1	
Stock code	9997	URL	http://www.belluna.co.jp
Representative person	Kiyoshi Yasuno, President and Representative Director		
Contact person	Shigeru Sudou, General Manager of Administration Division	TEL	(048) 771-7753
Date of filing Shihanki-Houkokusho	November 13, 2008		
Payment date of Interim dividend	December 10, 2008		

1. Consolidated Business Results for 1st half of FY March 2009 (April 1, 2008 - September 30, 2008)

(1) Results of Operations (Note: Rounded down to ¥ Million)

FY	Net sales		Operating income		Ordinary income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
1H ended Sep. 2008	54,646	—	2,652	—	2,236	—	443	—
1H ended Sep. 2007	60,235	2.4	4,770	-9.3	5,059	-4.9	2,683	-10.1

FY	Net income per share	Diluted net income per share
	¥	¥
1H ended Sep. 2008	8.74	8.63
1H ended Sep. 2007	51.13	47.46

(2) Financial Position

FY	Total assets	Net assets	Net assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of September 2008	155,947	64,061	40.9	1,273.37
As of March 2008	160,707	64,327	39.9	1,254.05

(Note) Net assets excluding share subscription rights and minority interests (Consolidated):
63,830 million yean as of Sep. 30, 2008 64,116 million yean as of Mar. 31, 2008

2. Dividends

	Annual cash dividends per share				
	at 1st quarter end	at 2nd quarter end	at 3rd quarter end	at fiscal year end	total
	yen	yen	yen	yen	yen
FY ended Mar. 2008	—	7.50	—	7.50	15.00
FY ending Mar. 2009	—	7.50	—	—	—
FY ending Mar. 2009 (forecast)	—	—	—	7.50	15.00

(Note) Revision in forecast of dividends: None

3. Forecast of Consolidated Financial Performance in FY March 2009 (April 1, 2008 - March 31, 2009)

FY	Net sales		Operating income		Recurring income		Net income		Net income per share
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million
FY ending Mar. 2009	118,500	-5.3	6,400	-37.3	4,800	-32.9	1,930	-43.8	38.02

(Note) Revision in forecast of consolidated financial performance: None

4. Others

(1) Significant changes in scope of consolidation: None

(2) Simplified accounting method adopted: Yes

(3) Changes in accounting policies

1. Changes due to changes in accounting standard: Yes
2. Other changes: Yes

(4) Number of shares issued

1. Number of outstanding shares at the fiscal year end (including treasury shares):

   56,592,274 shares as of Sep. 30, 2008 56,592,274 shares as of Mar. 31, 2008

2. Number of treasury shares at the fiscal year end:

   6,465,408 shares as of Sep. 30, 2008 5,464,873 shares as of Mar. 31, 2008

3. Outstanding averaged number of shares:

   50,761,603 shares as of Sep. 30, 2008 52,488,029 shares as of Sep. 30, 2007

[Reference] Sales by Business Segment

The First Half of FY March 2009 (April 1, 2008 - September 30, 2008)

(Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Property	Other
Net Sales	31,364	12,991	4,822	888	1,785	2,976
(1) Sales to customers	31,319	12,991	4,822	774	1,776	2,961
(2) Internal sales or transfers to/from segments	45	—	—	113	8	14
Operating income (or loss)	-512	1,792	580	530	251	-91

	Sub total	Elimination and corporate	Consolidated total
Net Sales	54,829	-182	54,646
(1) Sales to customers	54,646	—	54,646
(2) Internal sales or transfers to/from segments	182	-182	—
Operating income (or loss)	2,552	99	2,652

(Note)
1. Business segments are classified based on business operations within the Group.
2. Description of business segments:
   (1) Catalog: Catalog Business consists of mail order services of daily goods and related services.
   (2) Single-item Mail Order: Single- item Mail Order Business consists of "specialized type" mail order services focusing on specific items, such as foods, cosmetics and supplements.
   (3) Advanced Finance: Advanced Finance Business consists of consumer loan services and secured loan services.
   (4) BOT: BOT (Outsourcing) Business consists of commission businesses on inserting leaflets for other companies into the Group's merchandise catalogs or sending them together with the Group's merchandise.
   (5) Property: Rent of real estate, remodeling and development of real estate, etc.
   (6) Other: Other Business consists of wholesale businesses, etc.

3. No unallocated operating expenses are included in "Eliminations/Corporate."
4. Change of business segments
   The Company had 7 business segments, which were "Catalog," "Single-item Mail Order," "Advanced Finance," "BOT," "Karemu," "Property" and "Other". In June, 2008, it withdrew from exhibition sales business in "Karemu" business segment, and the segment itself contributes less to the Company's financial results than before. Therefore, its business segments are changed to 6 segments. As a result of this change, in the Other segment, net sales increased by ¥2,124 million and operating income decreased by ¥139 million.
5. Change of valuation method of significant assets
   With regard to the inventories, merchandise was stated at the lower of cost, determined by the moving average method, or market value, and real estate for sale and real estate for sale in process were stated at cost by the individual method in prior year. Effective from this fiscal year, the Company has adopted the "Accounting Standard for Measurement of Inventories" (ASBJ Statement No.9 issued on July 5, 2006). Under the new standards, merchandise is initially stated at cost determined by the moving average method, and real estate for sale and real estate for sale in process are initially stated at cost by the individual method. Then, when net realizable value is less than the price, the cost basis for each is reduced to net realizable value. As a result, operating income in Property decreased by ¥175 million.

The First Half of FY March 2008 (April 1, 2007 - September 30, 2007)

(Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Karemu	Property	Other
Net Sales	34,402	13,678	5,005	1,249	2,624	2,659	784
(1) Sales to customers	34,400	13,678	5,005	1,095	2,624	2,646	784
(2) Internal sales or transfers to/from segments	1	—	—	153	—	13	—
Operating income (or loss)	25	1,881	1,253	921	-538	1,135	37

	Sub total	Elimination and corporate	Consolidated total
Net Sales	60,404	-168	60,235
(1) Sales to customers	60,235	—	60,235
(2) Internal sales or transfers to/from segments	168	-168	—
Operating income (or loss)	4,716	54	4,770

(Note)
1. Business segments are classified based on business operations within the Group.
2. Description of business segments:
   (1) Catalog: Catalog Business consists of mail order services of daily goods and related services.
   (2) Single-item Mail Order: Single- item Mail Order Business consists of "specialized type" mail order services focusing on specific items, such as foods, cosmetics and supplements.
   (3) Advanced Finance: Advanced Finance Business consists of consumer loan services and secured loan services.
   (4) BOT: BOT (Outsourcing) Business consists of commission businesses on inserting leaflets for other companies into the Group's merchandise catalogs or sending them together with the Group's merchandise.
   (5) Karemu: Sales of kimonos (Japanese traditional cloths) and kimono-related goods
   (6) Property: Rent of real estate, remodeling and development of real estate, etc.
   (7) Other: Other Business consists of wholesale businesses, etc.
3. No unallocated operating expenses are included in "Eliminations/Corporate."

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